UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2006

                        Commission File Number: 000-50859

                                TOP TANKERS INC.
                 (Translation of registrant's name into English)

                            109-111 Messogion Avenue
                                 Politia Centre
                                Athens 115 26 GR

                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this report on Form 6-K as Exhibit 1 is the press release issued by TOP Tankers Inc. (the "Company") on August 3, 2006 announcing the Company's financial results for the second quarter and first half of 2006.

                                                                Exhibit 1

TOP TANKERS INC.

NEWS RELEASE for August 3, 2006 at 7:35 AM EDT
----------------------------------------------

Contact:   Michael Mason (investors)                Stamatis Tsantanis, CFO
           Allen & Caron Inc                        TOP Tankers Inc
           212 691 8087                             011 30 210 697 8199
           michaelm@allencaron.com                  snt@toptankers.com


             TOP TANKERS REPORTS SECOND QUARTER AND FIRST HALF 2006
                                FINANCIAL RESULTS


ATHENS, GREECE (August 3, 2006) ... TOP Tankers Inc (NasdaqGS:TOPT) today announced its operating results for the second quarter and first half of 2006.

For the three months ended June 30, 2006, the Company reported net loss of $4,911,000, or $0.17 per share, compared with net income of $13,552,000, or $0.49 per share, for the second quarter of 2005. The weighted average numbers of basic shares used in the computations were 29,586,783 and 27,830,990 for the second quarters of 2006 and 2005, respectively. The results for the second quarter of 2006 include net charges of $359,000, or $0.01 per share of special items(1) that affected the Company's net loss for the second quarter of 2006 that are typically excluded by securities analysts in their published estimates of the Company's financial results, which are described in Appendix A of this release. For the three months ended June 30, 2006, operating income was $89,000, compared with $19,200,000 for the second quarter of 2005. EBITDA(1) for the second quarter of 2006 was $10,188,000, compared with $33,128,000 for the second quarter of 2005. Voyage revenues for the second quarter of 2006 were $69,857,000, compared to $56,329,000 recorded in the second quarter of 2005.

For the six months ended June 30, 2006, the Company reported net income of $25,493,000, or $0.86 per share, compared with net income of $32,673,000, or $1.17 per share, for the first half of 2005. The weighted average numbers of basic shares used in the computations were 28,847,107 and 27,830,990 for the first half of 2006 and 2005, respectively. The results for the first half of 2006 include net charges of $3,605,000, or $0.13 per share of special items that affected the Company's net income for the first half of 2006 that are typically excluded by securities analysts in their published estimates of the Company's financial results, which are described in Appendix A of this release. For the six months ended June 30, 2006, operating income was $38,302,000, compared with $40,175,000 for the first half of 2005. EBITDA for the first half of 2006 was $66,038,000, compared with $62,847,000 for the same period last year. Voyage revenues for the six month period ended June 30, 2006 were $171,603,000, compared to $103,620,000 recorded in the first half of 2005.


---------------
(1) See Appendix A to this release for information about special items and reconciliation of EBITDA.

Evangelos J. Pistiolis, President and Chief Executive Officer of TOP Tankers Inc, commented, "As we discussed on the first quarter 2006 conference call, we brought forward our dry-docking schedule into the summer months, in order to take advantage of the anticipated slower charter market. However, the freight market so far has been exceptionally strong and our drydocks have lasted longer than expected, due mostly to significant delays in the Far Eastern shipyards. While TOP TANKERS REPORTS SECOND QUARTER 2006 FINANCIAL RESULTS Page 2-2-2

there remains a degree of uncertainty regarding the exact date of completion for specific vessels, we expect to be able to enjoy the benefit of our full fleet's availability throughout the winter period, which is traditionally the strongest period of the year."

Pistiolis continued, "During the second quarter, we sold 3,053,900 shares of common stock, in `at-the-market' offerings at an average price of $7.30 per share. Such sales, together with continuing positive cash flows from operations, further increased our cash position to more than $90 million. In addition, our Board of Directors has approved our sale of up to an additional 5,000,000 shares under this program, out of which 453,900 shares were sold during the second quarter. Sales under this program may or may not take place depending on our assessment of the market and other circumstances."

The Company also stated that it has cooperated fully with the U.S. Securities and Exchange Commission related to its previously announced informal inquiry.


                               MORE - MORE - MORE

TOP TANKERS REPORTS SECOND QUARTER 2006 FINANCIAL RESULTS

The following key indicators serve to highlight changes in the financial performance of the Company's fleet during the second quarters and six-month period ended June 30, 2005 and 2006:

                                                                                     Suezmax Fleet
                                                          Three Months Ended June 30,             Six Months Ended June 30,
(In U.S. Dollars unless otherwise stated)                   2005         2006       Change        2005         2006         Change
                                                            ----         ----       ------        ----         ----         ------
Total available ship days                                    791        1,183        49.6%       1,207        2,353          94.9%
Total operating days                                         687          892        29.8%       1,099        2,004          82.3%
Utilization                                                86.9%        75.4%       -13.2%       91.1%        85.2%          -6.5%
TCE(2) per ship per day under spot voyage charter         40,209       40,314         0.3%      44,716       52,089          16.5%
TCE per ship per day under time charter                   32,195       31,727        -1.5%      32,195       35,902          11.5%
Average TCE                                               37,223       37,031        -0.5%      41,800       45,749           9.4%
Vessel operating expenses per ship per day                 7,818        7,438        -4.9%       7,395        7,535           1.9%


                                                                                    Handymax Fleet
                                                          Three Months Ended June 30,             Six Months Ended June 30,
(In U.S. Dollars unless otherwise stated)                   2005         2006       Change        2005         2006         Change
                                                            ----         ----       ------        ----         ----         ------
Total available ship days                                  1,230        1,274         3.6%       2,147        2,534          18.0%
Total operating days                                       1,138        1,231         8.2%       2,048        2,467          20.5%
Utilization                                                92.5%        96.6%         4.4%       95.4%        97.4%           2.1%
TCE per ship per day under spot voyage charter            11,500            -            -      11,500            -              -
TCE per ship per day under time charter                   19,859       18,683        -5.9%      20,633       20,212          -2.0%
Average TCE                                               19,536       18,683        -4.4%      20,437       20,212          -1.1%
Vessel operating expenses per ship per day                 5,149        5,824        13.1%       5,055        5,611          11.0%


-----------------
(2) Consistent with general practice in the tanker shipping industry, time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenue by voyage days for the relevant time period. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions.


                                                                                     Total Fleet*
                                                          Three Months Ended June 30,             Six Months Ended June 30,
(In U.S. Dollars unless otherwise stated)                   2005         2006       Change        2005         2006         Change
                                                            ----         ----       ------        ----         ----         ------
Total available ship days                                  2,112        2,457        16.3%       3,535        4,887          38.2%
Total operating days                                       1,916        2,123        10.8%       3,317        4,471          34.8%
Utilization                                                90.7%        86.4%        -4.8%       93.8%        91.5%          -2.5%
TCE per ship per day under spot voyage charter            37,539       40,314         7.4%      40,451       52,089          28.8%
TCE per ship per day under time charter                   21,176       21,513         1.6%      21,314       23,999          12.6%
Average TCE                                               25,232       26,392         4.6%      26,875       31,658          17.8%
Vessel operating expenses per ship per day                 5,822        6,601        13.4%       5,766        6,538          13.4%
General and administrative expenses per ship per day**     1,433        1,941        35.5%       1,699        2,466          45.2%

* Total Fleet information includes data for one Handysize tanker in 2005.
** The daily General and Administrative expenses include approximately $0 and $146 for the three-month period and $127 and $871 for the 6-month period ended June 30, 2005 and 2006 respectively, of non-cash restricted stock expense and general compensation provision.

                               MORE - MORE - MORE

Fleet Report

As of June 30, 2006, the Company's fleet under management totaled 27 vessels, or
2.6 million dwt (including 18 vessels sold and leased back for a period of 5 to 7 years) as compared to 23 vessels, or 2.0 million dwt on June 30, 2005. The changes in the Company's fleet during the second quarter of 2006 are as follows:

On April 4, 2006, the Company sold and leased-back the Suezmax tankers M/T Limitless, M/T Endless, M/T Stainless, M/T Faultless and M/T Noiseless for a period of seven years, generating a gain of $36 million, which is amortized over the seven year lease period.

Fleet Deployment

During the first quarter of 2006, the Company had approximately 71% of the fleet's operating days on long-term employment contracts. Nineteen of the Company's 27 tankers are on time charter contracts with an average term of over three years with all but two of the time charters including profit sharing agreements.

The Company has secured approximately 70% of the estimated operating days for 2006 under time charter contracts. At the same time, the eight Suezmaxes operating in the spot market, together with the profit sharing component of the time charter contracts, expose approximately 65% of the Company's estimated operating days for 2006 to spot rates, which may be potentially higher.

Suezmax Fleet:

During the second quarter of 2006, seven of the Company's Suezmax tankers operated in the spot market, earning on average $40,314 per vessel per day on a time charter equivalent (TCE) basis.

As of the date of this release, the Company's Suezmax fleet for the third quarter of 2006 has been fixed for employment as follows:

Spot: 58% of operating days at average daily TCE of $41,700 Total (Spot and time charter, including profit sharing): 58% of operating days at average daily TCE of $40,000.

Handymax Fleet:

All of the Company's Handymax tankers operate under long term employment agreements with Glencore and Vitol that provide for a base rate of charter hire and additional profit-sharing.

During the second quarter of 2006, including the profit-sharing allocated to the Company from these profit-sharing agreements, the Handymax fleet earned on average $18,683 per vessel per day on a TCE basis.

As of the date of this release, the Company's Handymax fleet for the third quarter of 2006 has been fixed for 40% of its operating days at average daily TCE of $16,500.


                               MORE - MORE - MORE

The following table presents the Company's current fleet list and employment:

                               Dwt       Year     Charter Type      Expiry     Daily Base             Profit Sharing
                                        Built                                     Rate            Above Base Rate (2006)
13 Suezmax Tankers
Timeless(C).................  154,970      1991   Time Charter     Q2/2007       $28,000      100% first $7,000 + 50% thereafter
Flawless(C).................  154,970      1991   Time Charter     Q2/2007       $28,000      100% first $7,000 + 50% thereafter
Stopless(C).................  154,970      1991   Time Charter     Q2/2007       $28,000      100% first $7,000 + 50% thereafter
Priceless(C)................  154,970      1991       Spot
Faultless(B)................  154,970      1992       Spot
Noiseless(B)................  149,554      1992   Time Charter     Q2/2010       $37,000(1)                           None
Stainless(B)................  149,599      1992       Spot
Endless(B)..................  135,915      1992   Time Charter     Q4/2008 A     $36,500                              None
Limitless(B)................  136,055      1993       Spot
Stormless.................    150,038      1993       Spot
Ellen P...................    146,286      1996       Spot
Errorless.................    147,048      1993       Spot
Edgeless..................    147,048      1994       Spot

14 Handymax Tankers
Victorious(B)...............   47,084      1991   Time Charter     Q3/2009      $14,500(2)    100% first $500 + 50% thereafter
Sovereign(B)................   47,084      1992   Time Charter     Q3/2009      $14,500(2)    100% first $500 + 50% thereafter
Invincible(B)...............   47,084      1992   Time Charter     Q3/2009      $14,500(2)    100% first $500 + 50% thereafter
Relentless(B)...............   47,084      1992   Time Charter     Q3/2009      $14,500(2)    100% first $500 + 50% thereafter
Vanguard(C).................   47,084      1992   Time Charter     Q1/2010      $13,250(3)  100% first $1,250 + 50% thereafter
Restless(B).................   47,084      1991   Time Charter     Q1/2010      $13,250(3)  100% first $1,250 + 50% thereafter
Spotless(C).................   47,094      1991   Time Charter     Q1/2010      $13,250(3)  100% first $1,250 + 50% thereafter
Doubtless(C)................   47,076      1991   Time Charter     Q1/2010      $13,250(3)  100% first $1,250 + 50% thereafter
Faithful(C).................   45,720      1992   Time Charter     Q1/2010      $13,250(3)  100% first $1,250 + 50% thereafter
Topless..................      47,262      1998   Time Charter     Q2/2010      $16,250      100% first 1,000 + 50% thereafter
Taintless................      46,217      1999   Time Charter     Q1/2010      $16,250      100% first 1,000 + 50% thereafter
Dauntless................      46,168      1999   Time Charter     Q1/2010      $16,250      100% first 1,000 + 50% thereafter
Soundless................      46,185      1999   Time Charter     Q2/2010      $16,250      100% first 1,000 + 50% thereafter
Ioannis P................      46,346      2003   Time Charter     Q4/2010      $18,000(4)                 35% above base rate

Total Tanker DWT            2,590,965

A. Charterers have option to extend contract for an additional four-year period
B.   Vessels  sold and leased back for a period of 7 years.
C.   Vessels sold and leased back for a period of 5 years.

1. Base rate will change to $36,000 in Q2 2007 and $35,000 in Q2 2008 until expiration.
2.   Base rate will change to $14,000 from Q3 2006 until expiration.
3.   Base rate will change to  $14,500,  plus 50% profit  sharing  participation
     thereafter,   from  Q1  2007  until  expiration.
4. From Q3 2006 until expiration, base rate will remain the same with 100% profit sharing participation in the first $1,000 above base rate and 50% thereafter.


                               MORE - MORE - MORE

Credit Facility

As of June 30, 2006, TOP Tankers had total indebtedness under senior secured credit facilities of $303 million with its lenders, the Royal Bank of Scotland ("RBS") and HSH Nordbank ("HSH"), maturing in 2015 and 2013, respectively.

As of June 30, 2006, the Company has two interest rate swap agreements with RBS and HSH for the amounts of $36.5 million and $45.0 million for a period of four and five years, respectively. Under these agreements the interest rate is fixed at an effective annual rate of 4.66% and 4.80%, respectively, in addition to the applicable margin. The interest rate for the unhedged balance of the loans is LIBOR, plus the margin. On June 30, 2006, the Company's ratio of indebtedness to total capital was approximately 59.9%.

Dividend and Dividend Policy

The Company paid a special dividend of $2.50 per share on April 25, 2006 to shareholders of record as of April 17, 2006, following the completion of sale and leaseback of five vessels in April 2006.

In addition, on April 6, 2006, the Company announced that its Board of Directors had decided to change the Company's dividend policy from quarterly and special dividend payments to special dividend payments. Declaration and payment of such dividends will be subject to the discretion of the Company's Board of Directors. The timing and amount of future dividend payments will be dependent upon the Company's earnings, financial condition, cash requirements and availability.

Conference Call and Webcast

TOP Tankers' management team will host a conference call to review the results and discuss other corporate news and its outlook on Thursday, August 3, 2006, at 11:00 AM EDT, which will be broadcast live over the Internet. Those interested in listening to the live webcast may do so by going to the Company's website at www.toptankers.com, or by going to www.investorcalendar.com.

The telephonic replay of the conference call will be available by dialling 877 660 6853 (from the US and Canada) or +1 201 612 7415 (from outside the US and Canada) and by entering account number 286 and conference ID number 209180. An online archive will also be available immediately following the call at the sites noted above. Both are available for one week, through August 10, 2006.


About TOP Tankers Inc

TOP Tankers Inc is an international provider of worldwide seaborne crude oil and petroleum products transportation services. The Company operates a fleet of 27 tankers, consisting of 13 double-hull Suezmax tankers and 14 double-hull Handymax tankers, with a total carrying capacity of approximately 2.6 million dwt, of which 88.8% are sister ships. Nineteen of the Company's 27 tankers are on time charter contracts with an average term of over three years with all but two of the time charters including profit sharing agreements.


                               MORE - MORE - MORE

Forward-Looking  Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TOP Tankers believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TOP Tankers cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, changes in demand for oil and petroleum products, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry- docking and insurance costs, changes in governmental rules and regulations including requirements for double-hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TOP Tankers with the US Securities and Exchange Commission.


                                 TABLES FOLLOW

TOP TANKERS INC.

CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. Dollars - except for share and per share data)

                                                               Three Months Ended June 30,          Six Months Ended June 30,
                                                          ------------------------------------  --------------------------------
                                                             2005                2006               2005             2006
                                                          --------------      --------------    --------------   -------------
                                                          (unaudited)         (unaudited)       (unaudited)       (unaudited)
REVENUES:
Voyage revenues                                         $  56,329         $    69,857          $  103,620         $  171,603
EXPENSES:
       Voyage expenses                                      7,984              13,826              14,474             30,060
       Charter hire expense                                     -              28,969                   -             36,607
       Vessel operating expenses                           12,297              16,218              20,382             31,949
       Depreciation and amortization                       13,904               9,944              22,640             27,585
       General and administrative expenses                  3,027               4,770               6,006             12,052
       Amortization of deferred gain on sale
       of vessels                                               -             (4,161)                   -            (5,216)
       Foreign currency (gains) / losses, net                (83)                 202                (57)                264
                                                    -------------      --------------       -------------      -------------
       Operating income                                    19,200                  89              40,175             38,302
                                                    -------------      --------------       -------------      -------------

OTHER INCOME (EXPENSES):
       Interest and finance costs                         (5,894)             (6,222)             (8,404)           (14,288)
       Interest income                                        222               1,067                 870              1,328
       Other, net                                              24                 155                  32                151
                                                    -------------      --------------       -------------      -------------
       Total other expenses, net                          (5,648)             (5,000)             (7,502)           (12,809)

                                                    -------------      --------------       -------------      -------------
Net Income (loss)                                       $  13,552         $   (4,911)          $   32,673        $    25,493

                                                    =============      ==============       =============      =============

Earnings / (loss) per share, basic and diluted          $    0.49         $    (0.17)          $     1.17        $     0.86
                                                    ==============     ==============       ==============     =============

Weighted average common shares outstanding,
basic and diluted                                      27,830,990          29,586,783          27,830,990         28,847,107
                                                    =============      ==============       =============      =============

                               MORE - MORE - MORE

TOP TANKERS INC.

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars - except for share and per share data)


                                                       December 31,          June 30,
                                                         2005                  2006
                                                    --------------          ----------
                                                                            (Unaudited)
 ASSETS

  CURRENT ASSETS:
      Cash and cash equivalents                     $      17,462          $    84,793
      Other current assets                                 50,112               36,912
                                                    -------------            --------
            Total current assets                           67,574              121,705

  FINANCIAL INSTRUMENTS                                       425                1,719
  VESSELS, NET                                            886,754              431,344
  OTHER NON-CURRENT ASSETS                                 26,144               70,977

                                                    --------------            --------
            Total assets                            $     980,897          $   625,745
                                                    ==============            ========

  LIABILITIES AND STOCKHOLDERS' EQUITY

  CURRENT LIABILITIES:
      Current portion of long-term debt             $      45,329          $    16,662
      Deferred income, current portion                      2,451               16,864
      Other current liabilities                            30,814               29,393
                                                    --------------            --------
            Total current liabilities                      78,594               62,919

  LONG-TERM DEBT, net of current portion                  518,774              284,505

  DEFERRED INCOME, net of current portion                  13,871               76,518

  STOCKHOLDERS' EQUITY                                    369,658              201,803

                                                    --------------            --------
     Total liabilities and stockholders' equity     $     980,897          $   625,745
                                                    ==============            ========

                           MORE - MORE - MORE

TOP TANKERS INC.


CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

                                                                  Six Months Ended June 30,
                                                              ------------------------------
                                                                  2005             2006
                                                              ----------         ----------
                                                               (unaudited)       (unaudited)
      Cash Flows from (used in) Operating Activities:
         Net income                                           $   32,673   $       25,493
         Adjustments to reconcile net income to net cash
         provided by operating activities:
             Depreciation and amortization                        23,139           30,550
             Stock-based compensation                                  -            1,755
             Change in fair value of financial instruments             -            (709)
             Long-term receivables discount adjustment                 -            (198)
             Amortization of deferred income                           -          (5,216)
         Change in operating assets and liabilities                5,553           11,779
         Payments for dry-docking                                (3,238)          (8,691)
                                                              -----------    -------------
      Net Cash from Operating Activities                          58,127           54,763
                                                              ...........    .............

      Cash Flows from (used in) Investing Activities:
             Acquisition of vessels                            (387,231)                -
             Net proceeds from sale of vessels                         -          474,616
             Other                                                 (169)            (279)
                                                              -----------    -------------
      Net Cash from (used in) Investing Activities             (387,400)          474,337
                                                              ...........    .............

      Cash Flows from (used in) Financing Activities:
             Proceeds from long-term debt                        284,294                -
             Payments of long-term debt                         (10,000)        (266,018)
             (Increase) decrease in restricted cash              (2,000)                -
             Issuance of common stock                                  -           21,778
             Payment of financing costs                          (2,866)             (63)
             Dividends paid                                     (11,690)        (217,466)
                                                              -----------    -------------
      Net Cash from (used in) Financing Activities               257,738        (461,769)
                                                              ...........    .............

      Net increase (decrease) in cash and cash equivalents      (71,535)           67,331
      Cash and cash equivalents at beginning of period           114,768           17,462
                                                              -----------    -------------
      Cash and cash equivalents at end of period              $   43,233   $       84,793
                                                              ===========    =============

      SUPPLEMENTAL CASH FLOW INFORMATION
             Interest paid                                    $    4,853   $       12,304
                                                              ===========    =============

                               MORE - MORE - MORE

APPENDIX A - SPECIFIC ITEMS AFFECTING NET INCOME AND RECONCILIATION OF EBITDA

Set forth below are some of the significant items of income and expense that affected the Company's net income for the second quarter and first half of 2006, all of which items are typically excluded by securities analysts in their published estimates of the Company's financial results:


(Expressed in thousands of U.S. Dollars - except for share and per share data)

    Description                        Three months ended      Six months ended
                                       June 30, 2006           June 30, 2006
                                       (Unaudited)             (Unaudited)
                                       $     Per Share        $    Per Share

Restricted share plan to officers    359        0.01       1,755           0.06
and personnel
Bonus compensation provision           -           -       2,500           0.09
to officers and personnel
Gain from termination of               -           -       (650)         (0.02)
interest rate swap
                                     ---- ----------- ----------- --------------
Total                                359        0.01       3,605           0.13
                                     ==== =========== =========== ==============

Specific items had no material effect in Company's net income for the second quarter and first half of 2005.

  EBITDA RECONCILIATION(3)
  (Expressed in Thousands of U.S Dollars)            Three Months Ended June 30,  Six Months Ended June 30,
                                                    ---------------------------   -------------------------
                                                       2005            2006            2005         2006
                                                    ----------     ------------     ---------    --------
  NET INCOME (LOSS)                                    13,552          (4,911)        32,673      25,493

  DEPRECIATION AND AMORTIZATION                        13,904            9,944        22,640      27,585

  INTEREST AND FINANCE COSTS, NET                       5,672            5,155         7,534      12,960
                                                    ----------     ------------     ---------    --------
  EBITDA                                               33,128           10,188        62,847      66,038
                                                    ==========     ============     =========    ========

---------------
3 EBITDA represents earnings before interest and finance costs, net, taxes, depreciation and amortization. Interest and finance costs, net include gain or loss from termination of swaps and swap fair value changes. EBITDA is included in this release because we believe it provides investors with an understanding of operating performance over comparative periods. EBITDA should not be considered as a substitute for income from operations, net income or cash flows from operating activities (all as determined in accordance with generally accepted accounting principles) for the purpose of analyzing our operating performance, financial position and cash flows, as EBITDA is not defined by generally accepted accounting principles. We presented EBITDA, however, because it is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance and to determine a company's ability to service and/or incur debt.

                                     # # # #

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         TOP TANKERS INC.


Dated: August 10, 2006                    By   /s/ Stamatis N. Tsantanis
                                              ---------------------------------
                                              Name: Stamatis N. Tsantanis
                                              Title:   Chief Financial Officer



SK 23116 0001 693763